William J. Foote CFO	Photonic Products Group, Inc. 181 Legrand Avenue Northvale, New Jersey 07647 U.S.A. 201-767-1910 201-767-9644 fax bfoote@ppgrpinc.com www.ppgrpinc.com

January 25, 2010

Ms. Lynn Dicker
Reviewing Accountant
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:  File No. 0-11668 - Response to your Comments on Photonic Products Group, Inc. Form 10-K for the year ended December 31, 2008 and Form 10-Q for the quarterly period ended September 30, 2009

Dear Ms. Dicker:

I have provided our response to the comments contained in your letter of December 17, 2009.  The format that I have followed is to re-state each of your comments and follow with our response to it.

As requested, we close this letter with a Company statement acknowledging responsibility for its filings.

A.  Review Comments and Response

Form 10-K for the year ended December 31, 2008

Item 9A.  Controls and Procedures, page 19

b)  Management’s Report on Internal Control over Financial Reporting, page 19

1.
(Comment) We note your statement in the third paragraph of this section that “management believes that the Company maintained effective internal control over the financial reporting as of December 31, 2008.”  It does not appear that you have reached a conclusion that these internal controls over financial reporting are effective.  Please revise future filing to address your conclusions regarding the effectiveness of your internal control over financial reporting.

Response:   Our conclusion as to the effectiveness of our disclosure controls and procedures was not clearly stated in the third paragraph of this section.

We will ensure that all future filings comply with the requirement of Item 307 of Regulation S-K to provide a clear statement of management’s conclusion (not belief) with respect to the effectiveness of disclosure controls and procedures as of the end of the period covered by our reports.

Note 1.  Nature of Business and Summary of Significant Accounting Policies and Estimates, page 30

-f.  Plant and Equipment, page 30

2.
(Comment) Please refer to prior comment 4 issued in our letter dated August 10, 2007.  In reference to the inclusion of optional renewal periods in determining amortization of leasehold improvements, please revise future filings to disclose how you determined that the renewal periods meet the “reasonably assured” criteria of paragraph 840-10-20 of the FASB Accounting Standards Codification.  More specifically, expand your disclosure to provide the factors considered as outlined in the response given in your correspondence dated September 4, 2007.

Response:   We will revise future filings to expand our disclosure of the factors that we consider in determining that the inclusion of optional renewal periods in determining amortization of leasehold improvements meet the “probable” criteria of paragraph 840-10-20.

Specifically, our description of the policy for the amortization of leasehold improvements included in Note 1.  Nature of Business and Summary of Significant Accounting Policies and Estimates, paragraph f.  Plant and Equipment, in future filings will read as follows:

“Amortization of leasehold improvements is computed using the straight-line method over the lesser of the estimated useful lives of the improvements (generally 10 years) or the remaining term of the lease including optional renewal periods, as appropriate, when the failure to renew the lease imposes an economic penalty on the Company in such an amount that renewal appears to be “probable” as that term is defined in paragraph 840-10-20 of the FASB Accounting Standards Codification.  In determining the amount of the economic penalty, we consider such factors as (i) the costs associated with the physical relocation of our offices, manufacturing facility and equipment, (ii) the economic risks associated with business interruption and potential customer loss during relocation and transition to new premises,  (iii) the significant costs of leasehold improvements required at any new location to custom fit our specific manufacturing requirements and (iv) the economic loss associated with abandonment of existing leasehold improvements or other assets whose value would be impaired by vacating the facility”.

Form 10-Q for the quarterly period ended September 30, 2009

Item 4.  Controls and Procedures, page 19

-a. Disclosure Controls and Procedures, page 19

3.
(Comment) We note your statement that your “controls and procedures can only provide reasonable, not absolute, assurance that the above objectives have been met.”  Please revise future filings to state clearly, if true, that your disclosure controls and procedures are designed to provide reasonable assurance of achieving their objectives and that your principal executive officer and principal financial officer concluded that your disclosure controls and procedures are effective at the reasonable assurance level.  In the alternative, remove the reference to the level of assurance of your disclosure controls and procedures.  Please refer to Sections II.F.4 of Management’s Reports on Internal Control Over Financial Reporting and Certification of Disclosure in Exchange Act Periodic Reports, SEC Release No. 33-8238, available on our website at http://www.sec.gov/rules/final33-8238.htm

Response:   We will revise our future filings to remove the reference to the level of assurance of our disclosure controls and procedures.  (See 4. below for revision to conclusion in future filings, if true.)

4.
(Comment)  We note your disclosure that your “principal executive officer and principal financial officer concluded that [y]our disclosure controls and procedures were effective as of September 30, 2009 to reasonably ensure that information required to be disclosed by us in the reports we file or submit under the Securities Exchange Act of 1934 is recorded, processed, summarized and reported, within the time periods specified in the SEC’s rules and forms.”  Revise your conclusions in future filings to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure.  See Exchange Act Rule 13a-15(e).

Response:   We will revise our conclusions in future filings to clarify, if true, that our officers concluded that our disclosure controls and procedures  are also effective to ensure that information required to be disclosed in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including the Chief Executive Officer and Chief Financial officer, to allow timely decisions regarding required disclosure.

In future filings on Form 10-Q,  providing that we conclude at that time that our controls and procedures are effective, we will revise our statements in Item 4.  Controls and Procedures,   paragraph a. Disclosure Controls and Procedures to incorporate your comments in items 3. and 4. above,  as follows:

a.	Disclosure Controls and Procedures

Our Chief Executive Officer  and Chief Financial Officer, after evaluating the effectiveness of our disclosure controls and procedures (as defined in Exchange Act Rule 13a-15(e)) as of [period ending date] (the “Evaluation Date”), have concluded that as of the Evaluation Date, our disclosure controls and procedures were effective in ensuring that information required to be disclosed by us in the reports we file or submit under the Exchange Act (1) is recorded, processed, summarized and reported, within the time periods specified in the Commission’s rules and forms, and (2) is accumulated and communicated to our management, including the Chief Executive Officer and the Chief Financial officer, as appropriate to allow for timely decisions regarding required disclosure.

B. Company Statement

In connection with our response to the comments received from the Securities and Exchange Commission in your letter of December 17, 2009 regarding Form 10-K for the fiscal year ended December 31, 2008 and Form 10-Q for the quarterly period ended September 30, 2009,  Photonic Products Group, Inc. (the Company) hereby acknowledges the following:

a.	The Company is responsible for the adequacy and accuracy of the disclosure in the filing.

b.	Staff Comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing.

c.	The Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me should you have additional questions or comments to our filing.

Yours truly,

/s/ William J. Foote

CFO, Secretary & Treasurer
Photonic Products Group,  Inc.
181 LeGrand Ave
Northvale, NJ 07647
tel:  201-767-1910
fax:  201-767-9644
email:  wfoote@ppgrpinc.com